EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                             SECOND QUARTER 1997

                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS  (Millions of dollars, except earnings per share)
--------------------------------------------------------------------------------
                               Second Quarter                   Six Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                            1997    1996   Change        1997    1996   Change
                           -----------------------      -----------------------
Net sales                  $1,089  $1,054     3         $2,075  $2,048     1
Net earnings                  117     101    16            221     201    10
Net earnings per
   common share            $ 1.85  $ 1.50    23         $ 3.47  $ 2.96    17
-------------------------------------------------------------------------------

SALES BY BUSINESS GROUP
Millions of dollars
---------------------------------------------------

                Polymers, Resins and Monomers  $571
[PIE CHART]     Performance Chemicals          $192
                Plastics                       $186
                Agricultural Chemicals         $140


SALES BY CUSTOMER LOCATION
Millions of dollars
---------------------------------------------------

                                North America  $614
[PIE CHART]                     Europe         $265
                                Asia-Pacific   $138
                                Latin America  $ 72

                            CHAIRMAN'S LETTER


Rohm and Haas reported an excellent second quarter:

o Unit volume was up 10 percent, due to increased demand for our acrylic products and electronic chemicals. Polymers and Resins, in particular, reported an outstanding increase in business;

o Sales were up 3 percent over the same period in 1996, up 7 percent after adjustments for a discontinued business and the formation of the RohMax joint venture;

o The higher demand, outstanding manufacturing operations and the net effect of the ongoing share repurchase program boosted earnings per common share by 23 percent over the second quarter of 1996.

These factors transcended the negative impact of weaker foreign currencies, a slowdown in Agricultural Chemicals and the absence of a tax credit that was booked in the second quarter of last year.

At a meeting at the end of July, the Board of Directors voted to increase the dividend on common shares by 11 percent. Nineteen ninety-seven marks the twentieth consecutive year of increases in the dividends paid on Rohm and Haas common stock.

There's no question that Rohm and Haas is off to a great start for the year. As long as external factors remain steady, I am confident the company will report an overall earnings improvement for the full year.
I remind shareholders that Rohm and Haas had an unusually strong second half in 1996, so our comparative financial performance will not be as dramatic for the rest of 1997 as it was during the first half of the year. However, you will continue to see evidence of the underlying strength of our businesses, the ongoing demand for our technology and our commitment to profitable growth.


/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson

August 12, 1997

                    MANAGEMENT DISCUSSION AND ANALYSIS


SECOND QUARTER 1997 VERSUS
SECOND QUARTER 1996

Second quarter 1997 earnings were $117 million, up 16% from last year's results of $101 million. Earnings per common share of $1.85 rose 23% from $1.50 per common share in 1996. Volume increased 10% in the quarter as a result of strong growth in Polymers, Resins and Monomers, Plastics and the Electronic Chemicals businesses. Sales of $1,089 million were 3% above the prior year period due to higher volume balanced by weaker currencies in Japan and in Europe, slightly lower selling prices and the exclusion of sales of businesses accounted for through joint ventures. Earnings increased as a result of higher volume and earnings from affiliates compared with losses in the prior year. Offsetting these increases were an increase in selling, administrative and research expenses and a non-recurring $10 million ($.15 per common share) retroactive tax credit on sales outside the United States recorded in the second quarter of 1996. In addition to higher earnings, the per-share increase reflects the impact of the company's common share repurchase program.

Polymers, Resins and Monomers earnings were $80 million, up 45% compared with the prior year. Excluding the Petroleum Chemicals business, now accounted for through the RohMax joint venture, sales were up 12% on a 15% volume increase. The earnings increase was largely driven by volume. This increase in volume was neutralized, in part, by weaker currencies in Europe and Japan and slightly lower selling prices. Volume was strong in all regions, with growth of Polymers and Resins showing particular strength in Europe. The paper, adhesives and overall coatings segments all reported strong growth for the quarter.

Performance Chemicals recorded earnings of $22 million, up $2 million from last year's earnings. Sales essentially were unchanged, while volume increased 3%. Electronic Chemicals reported double-digit sales and earnings growth for the quarter. Biocides saw solid growth, though the comparison with last year suffers a bit because of the absence of the bromine biocide business and the impact of currencies. Ion Exchange Resins saw some increase in volume, but a lower priced product mix and the effect of currencies held back sales growth.

Plastics reported earnings of $16 million, up 23% from $13 million reported in the 1996 period. Sales increased 5% on volume growth of 12%. The strong worldwide volume growth had a favorable impact on earnings, but the impact on sales was mitigated by weaker currencies and lower overall selling prices. The absence of losses in AtoHaas Europe also increased Plastics' earnings.

Agricultural Chemicals earnings of $18 million were $2 million lower than the second quarter of 1996. Sales of $140 million were 4% lower than 1996, which reflected 6% lower volume and the effect of weaker cur-rencies in Europe and Japan. The volume decrease was most significant in Europe where weather conditions had an unfavorable impact on Dithane shipments. Increased demand for this product in Latin America partially compensated for this decrease.

Corporate expenses of $19 million in 1997 were up $12 million from last year's second quarter due to a non-recurring $10 million retroactive tax credit on sales outside of the United States recorded in 1996.

Net sales were $1,089 million, up 3% from 1996. The second quarter gross profit margin was 37%, up from 34% last year. Strong volume growth and slightly lower raw material prices outweighed the impact of weak currencies in Europe and Japan and lower selling prices.

Selling, administrative and research expenses increased 3%. This increase is a result of higher incentive compensation expense and costs related to spending on systems infrastructure. Affiliate earnings for the quarter were $3 million. This compared with a 1996 loss of $5 million. The 1997 earnings improvement is the result of a return to profitability for AtoHaas Europe and a strong performance by the RohMax joint venture. Other expense, net, was $6 million, compared with expense of $3 million in 1996, largely the result of unfavorable currency impacts.

The effective tax rate for the quarter was 33% compared with 28% a year ago. The prior-year period included a $10 million retroactive tax credit on sales outside of the United States. Absent this credit, the rates in the two periods were comparable.


SIX MONTHS 1997 VERSUS
SIX MONTHS 1996

Earnings for the first six months were $221 million, 10% higher than last year's earnings of $201 million. Earnings per common share were $3.47, up 17% from the 1996 period. Sales increased 1% to $2,075 million. Sales growth was hindered by weaker currencies, the absence of Petroleum Chemicals sales now part of the RohMax joint venture, and slightly lower selling prices overall. Unit volume increased 9%. Earnings for the first six months were driven largely by higher volume, but also were improved by earnings from affiliates versus losses in 1996. In addition to higher earnings, the per-share increase reflects the impact of the company's common share repurchase program.

Polymers, Resins and Monomers earnings of $142 million were up 31% from 1996. Excluding the effect of the former Petroleum Chemicals business, sales were up 9% on a 13% volume increase. Earnings increases primarily are a result of higher volume. Volume was strong in all regions, with the favorable impact outweighing weaker currencies and slightly lower selling prices. The paper, adhesives and overall coatings businesses reported particularly strong volume growth versus 1996.

Performance Chemicals reported earnings of $43 million, essentially unchanged from last year's earnings. Sales were down 2% and volume decreased 1%. The volume decrease was primarily the result of the discontinuation of the Biocides joint venture with Dead Sea Bromine. Higher volume reported by Shipley Company offset some of this decrease. Flat earnings reflect the strong performance of the Shipley electronics chemicals business, offset by a weaker performance for Biocides and Ion Exchange Resins.

Plastics recorded earnings of $32 million, an increase from $27 million in 1996. Volume increased 11% while sales increased 3%. This reflects both lower selling prices and weaker currencies in Europe. Despite the impact of these factors, the Plastics segment reported 19% higher earnings due to the absence of losses in the AtoHaas Europe business.

Agricultural Chemicals earnings were $37 million, down $3 million from the first half of 1996. Sales were down 5% due to 2% lower volume and weaker currencies in Europe and Japan. The volume decrease was due primarily to lower Dithane shipments in Europe which were somewhat offset by higher shipments in Latin America.

Corporate expenses of $33 million were $15 million higher than 1996. The 1996 period included a $10 million ($.15 per common share) retroactive tax credit on sales outside the United States. Higher interest expense also increased 1997 expense versus prior year.

The gross profit margin for the first six months was 37%, an increase from 35% in the prior-year period. Margins improved largely due to higher volume. Negative impacts on margins resulted from lower selling prices and weaker currencies in Europe and Japan.

Selling, administrative and research expenses were up 2% compared with 1996 due, in part, to higher incentive compensation and costs relating to spending on systems infrastructure. Interest expense of $21 million was $4 million higher because of lower capitalized interest resulting from lower capital spending. Affiliate earnings of $6 million increased from losses of $8 million reported last year, due largely to the absence of losses in AtoHaas Europe. Other expense, net, was $6 million, compared with expense of $3 million in 1996 largely because of unfavorable currency fluctuations.

The effective tax rate for the first six months was 33%, up slightly from 32% for the first six months of 1996. The 1996 rate includes the effect of a $10 million second quarter retroactive tax credit on sales outside of the United States.


LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $38 million, up $27 million from the 1996 year-end balance. Accounts receivable were up $100 million during the first six months, reflecting a normal seasonal pattern, while inventories decreased $35 million reflecting tighter inventory management.

The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 44% at the end of June 1997, compared with 38% at year-end 1996. The increase in the debt-to-equity ratio is due to higher debt levels that are consistent with the company's seasonal borrowing pattern. During the first six months the company purchased 1.6 million shares of its common stock at a cost of $133 million.

Fixed asset additions during the first half of 1997 totaled $116 million. Spending for the full year is estimated to be below $300 million. Expenditures include new emulsion facilities in Thailand, Indonesia and Sweden, capacity expansion for acrylic acid at Houston, Texas and investment in electronic chemicals manufacturing in the Far East. The estimated spending for the year was decreased from previous estimates based on savings achieved on certain projects and expected spending delays.

During the first half of 1997 environmental remediation expense of approximately $8 million was recorded compared with $15 million for the first half of 1996. Also, the company collected $56 million of previously recorded remediation-related settlements with insurance carriers. The company is in the midst of law suits in both Pennsylvania and New Jersey over insurance coverage for certain environmental liabilities. The trial judge in the Pennsylvania case has ruled that the company may recover from insurance carriers for certain of its claims.

During the second quarter, the company purchased a 25% interest in Rodel, Inc. for approximately $65 million. Rodel is a privately held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. The investment will be accounted for on the equity basis with Rohm and Haas' share of earnings reported as equity in affiliates. Rodel's annual sales are approximately $150 million.

On July 21, 1997, the board of directors approved an 11% increase in the quarterly dividend on common shares from 45 cents to 50 cents per share. The board also declared a regular quarterly dividend of $.6875 per preferred share. Both dividends are payable September 1, 1997, to stockholders of record on August 8, 1997.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Effective for year-end 1997, the statement establishes guidance intended to simplify the computation and presentation of earnings per share. The company does not expect that the adoption of this standard will have a significant impact on its reported earnings per share.

                  ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
------------------------------------------------------------------------------
 SECOND QUARTER 1997 AND 1996
------------------------------------------------------------------------------

            Polymers,
           Resins and     Performance                   Agricultural
            Monomers       Chemicals       Plastics      Chemicals       Total
         --------------  --------------  -------------  -------------  --------------
         1997     1996*  1997     1996*  1997     1996  1997     1996  1997     1996
-------  --------------  --------------  -------------  -------------  --------------
North
America  $  387  $  356  $ 78      $ 72  $ 99     $ 95  $ 50     $ 49  $  614  $  572
-------  --------------  --------------  -------------  -------------  --------------
Europe      100     101    55        56    65       64     45      56     265     277
-------  --------------  --------------  -------------  -------------  --------------
Asia-
Pacific      55      55    55        59    13       10     15      16     138     140
-------  --------------  --------------  -------------  -------------  --------------
Latin
America      29      26     4         6     9        8     30      25      72      65
-------  --------------  --------------  -------------  -------------  --------------
Total    $  571    $538  $192      $193  $186     $177   $140    $146  $1,089  $1,054
-------  --------------  --------------  -------------  -------------  --------------

------------------------------------------------------------------------------
 FIRST SIX MONTHS 1997 AND 1996
------------------------------------------------------------------------------
North
America  $  717  $  673  $152      $145  $193     $183  $ 87     $ 87  $1,149  $1,088
-------  --------------  --------------  -------------  -------------  --------------
Europe      191     203   104       108   128      128   101      116     524     555
-------  --------------  --------------  -------------  -------------  --------------
Asia-
Pacific     105     106   106       112    20       21    40       46     271     285
-------  --------------  --------------  -------------  -------------  --------------
Latin
America      55      50     8        11    16       14    52       45     131     120
-------  --------------  --------------  -------------  -------------  --------------
Total    $1,068  $1,032  $370      $376  $357     $346  $280     $294  $2,075  $2,048
-------  --------------  --------------  -------------  -------------  --------------

* 1996 sales have been restated to reclassify the results of the Petroleum Chemicals business from Performance Chemicals to Polymers, Resins and Monomers. The Petroleum Chemicals business has been accounted for through the RohMax joint venture since July 1, 1996.

PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
Polymers, Resins and Monomers     11            North America     10
Performance Chemicals              3            Europe            10
Plastics                          12            Asia-Pacific      11
Agricultural Chemicals            (6)           Latin America      8
-----------------------------------------------------------------------
Worldwide                         10            Worldwide         10
-----------------------------------------------------------------------





CURRENT SIX MONTHS RELATIVE TO YEAR-EARLIER SIX MONTHS
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
Polymers, Resins and Monomers     10            North America      9
Performance Chemicals             (1)           Europe             8
Plastics                          11            Asia-Pacific       7
Agricultural Chemicals            (2)           Latin America     11
-----------------------------------------------------------------------
Worldwide                          9            Worldwide          9
-----------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                   ---------------------   --------------------
                                      1997       1996*        1997       1996*
                                   --------------------------------------------
BUSINESS GROUP                                (Millions of dollars)
                                   --------------------------------------------
Polymers, Resins and Monomers         $ 80       $ 55         $142       $108
Performance Chemicals                   22         20           43         44
Plastics                                16         13           32         27
Agricultural Chemicals                  18         20           37         40
Corporate                              (19)        (7)         (33)       (18)
---------------------------------------------------------   -------------------
      Total                           $117       $101         $221       $201
---------------------------------------------------------   -------------------
CUSTOMER LOCATION
North America                         $ 87       $ 60         $154       $113
Europe                                  25         26           55         63
Asia-Pacific                            13         13           28         28
Latin America                           11          9           17         15
Corporate                              (19)        (7)         (33)       (18)
---------------------------------------------------------   -------------------
      Total                           $117       $101         $221       $201
---------------------------------------------------------   -------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research expense.

* 1996 sales have been restated to reclassify the results of the Petroleum Chemicals business from Performance Chemicals to Polymers, Resins and Monomers. The Petroleum Chemicals business has been accounted for through the RohMax joint venture since July 1, 1996.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
----------------------------------------------------------------------
                                                    $/Share
                                                  (after-tax)
                                         -----------------------------
                                           SECOND            FIRST
GROSS PROFIT                               QUARTER         SIX MONTHS
                                         ------------    --------------
Selling prices                             $(.02)            $(.21)
Physical volume and product mix              .18               .31
Raw material costs                           .04               .08
Other manufacturing costs                    .33               .46
Currency effect on gross profit             (.16)             (.29)
-----------------------------------------------------    ---------------
     Increase in gross profit                .37               .35
-----------------------------------------------------    ---------------
OTHER CAUSES
Selling, administrative and
   research expenses*                       (.07)             (.07)
Interest expense                            (.01)             (.04)
Share of affiliate earnings                  .12               .21
Prior year retroactive tax credit
   on export sales                          (.15)             (.15)
Reduction in outstanding shares of
   common stock                              .11               .21
Other                                       (.02)              .00
-----------------------------------------------------    ---------------
    (Decrease) increase from other causes   (.02)              .16
-----------------------------------------------------    ---------------
Increase in per-share earnings             $ .35             $ .51
-----------------------------------------------------    ---------------

*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                ------------------------   --------------------
                                    1997        1996          1997       1996
                                ------------------------   --------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $ 1,089     $ 1,054        $ 2,075   $ 2,048
Cost of goods sold                    688         691          1,313     1,322
--------------------------------------------------------   --------------------
Gross profit                          401         363            762       726

Selling and administrative
   expense                            162         157            316       310
Research and development
   expense                             50          48             95        94
Interest expense                       11          10             21        17
Share of affiliate net
   earnings (losses)                    3          (5)             6        (8)
Other expense, net                      6           3              6         3
--------------------------------------------------------   --------------------
Earnings before income taxes          175         140            330       294
Income taxes                           58          39            109        93
--------------------------------------------------------   --------------------
NET EARNINGS                      $   117     $   101        $   221   $   201
Less preferred stock dividends          2           2              4         4
--------------------------------------------------------   --------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS            $   115     $    99        $   217   $   197
--------------------------------------------------------   --------------------


PER COMMON SHARE:
Net earnings                      $  1.85     $  1.50        $  3.47   $  2.96
Common dividends                  $   .45     $   .41        $   .90   $   .82

Average number of common shares
   outstanding (000's)             62,174      65,990         62,523    66,542
--------------------------------------------------------   --------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
------------------------------------------------------------------------
                                              Six Months Ended June 30,
                                             ---------------------------
                                                 1997           1996
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $ 221          $ 201
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Depreciation                                 135            125
      Deferred income taxes                         (5)            20
      Accounts receivable                         (100)          (169)
      Inventories                                   35             27
      Accounts payable                             (64)           (33)
      Income taxes payable                          37             10
      Other working capital changes, net           (20)           (36)
      Other, net                                    14             35
------------------------------------------------------------------------
      Net cash provided by operating
         activities                                253            180
------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment        (116)          (153)
Investment in affiliate                            (65)            --
Proceeds from the sale of facilities and
   investments                                       5             --
------------------------------------------------------------------------
      Net cash used by investing activities       (176)          (153)
------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury shares                       (133)          (144)
Proceeds from issuance of long-term debt             5              1
Repayments of long-term debt                       (24)           (21)
Net change in short-term borrowings                160            198
Payment of dividends                               (58)           (57)
Other, net                                           1             (2)
------------------------------------------------------------------------
      Net cash used by financing activities        (49)           (25)
------------------------------------------------------------------------
Effect of exchange rate changes on cash             (1)            --
------------------------------------------------------------------------
      NET INCREASE IN CASH AND CASH
         EQUIVALENTS                             $  27          $   2
------------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
-----------------------------------------------------------------------------
                                          JUNE 30,    December 31,  June 30,
                                            1997          1996        1996
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   38        $   11      $   45
   Receivables, net                           941           841         925
   Inventories (note d)                       448           483         477
   Prepaid expenses and other assets          128           121         116
-----------------------------------------------------------------------------
      Total current assets                  1,555         1,456       1,563
-----------------------------------------------------------------------------
Land, buildings and equipment               4,418         4,327       4,282
Less accumulated depreciation               2,376         2,261       2,223
-----------------------------------------------------------------------------
      Net land, buildings and equipment     2,042         2,066       2,059
-----------------------------------------------------------------------------
Other assets                                  477           411         438
-----------------------------------------------------------------------------
                                           $4,074        $3,933      $4,060
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $  305        $  145      $  288
   Accounts payable and accrued
      liabilities                             592           669         600
   Accrued income taxes                       108            72          82
-----------------------------------------------------------------------------
      Total current liabilities             1,005           886         970
-----------------------------------------------------------------------------
Long-term debt                                543           562         583
Employee benefits                             415           405         398
Other liabilities                             346           352         325

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                          127           131         132
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 136           143         146
   Retained earnings                        2,199         2,036       1,933
-----------------------------------------------------------------------------
                                            2,659         2,507       2,408
   Less: Treasury stock (note f)              743           629         477
   Less: ESOP shares                          142           145         147
   Other equity adjustments                    (9)           (5)         --
-----------------------------------------------------------------------------
      Total stockholders' equity            1,765         1,728       1,784
-----------------------------------------------------------------------------
                                           $4,074        $3,933      $4,060
-----------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1996.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential remediations at some of its manufacturing facilities. At June 30, 1997, the reserves for remediation were $142 million, compared to $139 million at December 31, 1996. The probable insurance recovery asset was $17 million and $48 million at June 30, 1997 and December 31, 1996, respectively. During the first half of 1997 environmental remediation expense of approximately $8 million was recorded compared with $15 million for the first half of 1996. Also, the company collected $56 million of previously recorded remediation-related settlements with insurance carriers. The company is in the midst of law suits in both Pennsylvania and New Jersey over insurance coverage for certain environmental liabilities. The trial judge in the Pennsylvania case has ruled that the company may recover from insurance carriers for certain of its claims.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $50 million. The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. The company is also a subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                                           JUNE 30,   Dec. 31,   June 30,
                                             1997       1996       1996
                                          ---------   --------  ---------
Finished products and work in process        $347       $375       $349

Raw materials and supplies                    101        108        128
                                             ----       ----       ----
Total inventories                            $448       $483       $477
                                             ----       ----       ----

(E) The number of preferred shares issued and outstanding were:

    June 30, 1997                  2,530,836
    December 31, 1996              2,631,822
    June 30, 1996                  2,644,403

(F) The number of common treasury shares were:

    June 30, 1997                 16,935,690
    December 31, 1996             15,507,629
    June 30, 1996                 13,291,530


Dithane is a trademark of Rohm and Haas Company.

                             [LOGO]
                      RESPONSIBLE CARE(R)
                      A PUBLIC COMMITMENT


                             [LOGO]
                         ROHM AND HAAS

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     -----------------------------------------------------------
Cover           A flask with a globe inside and words "Second Quarter 1997"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)